Securities and Exchange Commission

April 30, 2009

VIA TELEFACSIMILE

Ms. Melissa Feider
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549-4561
Telecopier Number: 703.813.96981

Re:	Pansoft Company Limited

Form 8-K filed on April 24, 2009

File No. 001-34168

Dear Ms. Feider:

On behalf of Pansoft Company Limited (the “Company”), we respectfully submit this letter in response to the comments from the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter to Allen Zhang at the Company, dated April 28, 2009 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form 8-K, filed with the Commission on April 24, 2009 (the “Form 8-K”).  The numbered paragraphs set forth below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comments.

Concurrently with this response letter, the Company is filing an amended Form 8-K.  Where indicated below, the Company has included changes to the respective disclosures in the amended Form 8-K in response to the Staff’s comments.  For the convenience of the Staff, we are also sending one marked copy of the amended Form 8-K under separate cover, which have been marked to show changes from the Form 8-K as filed on April 24, 2009.

1.
Revise your disclosure regarding disagreement with your former auditor to be for the past two fiscal years and through the subsequent interim period (i.e. April 24, 2009) pursuant to Item 304(a)(1)(iv)of Regulation S-K.

The Form 8-K has been amended to reflect your comments.

2.
Additionally, please revise your disclosure regarding consultations with your new auditor to be for the past two fiscal years and through the subsequent interim period (i.e. April 24, 2009) pursuant to Item 304(a)(2) of Regulation S-K.

The Form 8-K has been amended to reflect your comments.

On behalf of the Company, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in its filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

We hope you find that our responses have adequately addressed the concerns you raised in the Comment Letter.   If you should require any additional information in connection with our responses, please feel free to contact the undersigned at (650) 843 7550.

Very truly yours,

/s/ Thomas W. Kellerman
Thomas W. Kellerman

c: Allen Zhang
Chief Financial Officer
Pansoft Company Limited
3/F Qilusoft Building
1766 Xinluo Avenue
Hi-Tech Zone
Jinan, Shandong, China 250101